S. GOLDMAN ADVISORS, LLC

**REPORT ON AUDIT OF
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION**

FOR THE YEAR ENDED DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67229

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: S Goldman Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue, Floor 35A
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerald Jaeger	212-404-5732	gerry.jaeger@goldmanadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	Illinois	60108
(Address)	(City)	(State)	(Zip Code)

10/20/09	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S Goldman Advisors LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF New York
COUNTY OF Suffolk County
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 21st DAY OF February, 2023
BY [signature]
Sandra I Naim
Notary Public NOTARY PUBLIC

Signature: [signature]

Title:
Senior Managing Director

SANDRA I NAIM
Notary Public - State of New York
NO. 01NA6422609
Qualified in Suffolk County
My Commission Expires Sep 27, 2025

SANDRA I NAIM NOTARY PUBLIC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S. GOLDMAN ADVISORS, LLC

CONTENTS

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of S. Goldman Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of S. Goldman Advisors, LLC's management. Our responsibility is to express an opinion on S. Goldman Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to S. Goldman Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of S. Goldman Advisors, LLC's financial statements. The supplemental information is the responsibility of S. Goldman Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as S. Goldman Advisors, LLC's auditor since 2018.

Michael Coglianese CPA.P.C.

Bloomingdale, IL
February 21, 2023

S. GOLDMAN ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	294,007
Receivable from Clearing Broker		27,450
Securities owned, at fair value		496,991
Property and equipment		9,719
Prepaid expenses and other assets		153,306
Total Assets	$	981,473

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$	7,669
Income taxes payable		375,000
Total Liabilities		382,669
Member's equity		598,804
Total Liabilities and Member's Equity	$	981,473

These financial statements and schedule are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act. The accompanying notes are an integral part of these financial statements.

-2-

S. GOLDMAN ADVISORS LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES

Advisory and underwriting Income	$ 4,800,000
Investment gains	91,049
Dividend and interest Income	32,062
Total Revenue	4,923,111

EXPENSES

Compensation and benefits	768,692
Professional fees	1,049,335
Rent and occupancy costs	360,990
Communications and data processing	125,819
Depreciation expense	3,093
Insurance expense	195,593
Charitable expenses	290,460
Travel and entertainment	79,081
Regulatory fees	11,978
Clearing Expense	29,990
Interest Expense	1,137
Other operating expenses	31,225
Total Expenses	2,947,393
Income before provision for income taxes	1,975,718
Provision for income taxes	900,747
Net Income	$ 1,074,971

S. GOLDMAN ADVISORS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

Balance, January 1, 2022	$	4,242,568
Net income		1,074,971
Member's contributions		-
Member's distributions		(4,718,735)
Balance, December 31, 2022	$	598,804

S. GOLDMAN ADVISORS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,074,971
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	3,093
Changes in operating assets and liabilities:	
Decrease in securities owned, at fair value	731,667
Decrease in securities owned, not yet purchased, at fair value	(1,019,375)
Decrease in due from Clearing broker	7,550
Decrease in prepaid expenses and other assets	69,867
Increase in accrued expenses and other liabilities	68,589
Net Cash Provided by Operating Activities	936,362

CASH FLOWS FROM FINANCING ACTIVITIES

Member's contributions	-
Member's distributions	(4,718,735)
Net Increase in Cash and Cash Equivalents	(3,782,373)
Cash and Cash Equivalents - January 1, 2022	4,076,380
Cash and Cash Equivalents - December 31, 2022	$ 294,007

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for income taxes	$ 825,747
Cash paid during the year for interest	$ 1,137

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC ("SGA"), a single member limited liability company formed under Delaware law, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). SGA is also a member of the Financial Industry Regulatory Authority ("FINRA"). SGA provides investment banking and financial advisory services principally related to mergers and acquisitions, restructurings and public offerings and private placements of debt and equity. In addition, SGA operates as an introducing broker for which it earns commissions, and SGA is also licensed to trade for its own account.

The Goldman Group LLC ("Goldman Group"), a single member limited liability company formed under Delaware law, is the sole owner of SGA. SGA is the sole owner of S Goldman Capital LLC ("SGC").

SGA is taxed as C Corporation for Federal and State purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Revenue comes from fees earned from financial advisory services, including mergers and acquisitions, private and public debt and equity offerings and restructurings. Revenue also comes from firm commitment underwritings of public equity and debt offerings. Revenue is recorded when the underlying transaction is completed and the income is reasonably determinable. During 2022, 100% of revenues received were from three clients.

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services upon satisfaction of the performance obligation

b) Income Taxes

SGA is taxed as a C Corporation for Federal and State income tax purposes. The financial statements include a provision for income taxes of $375,000 for the year ended December 31, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

SGA recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. SGA prepares its tax returns on a cash basis. Accordingly, SGA records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to prepaid expenses and accrued expenses for financial statement purposes. In accordance with ASC 740, Income Taxes, SGA is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company operates in the United States of America and in state and local jurisdictions. At December 31, 2022, SGA did not have any unrecognized tax benefits or liabilities. There are presently no ongoing income tax examinations.

c) Cash Equivalents

Cash equivalents are money market funds and other highly liquid financial instruments with an original maturity of less than three months.

d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the estimated useful lives of the assets.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Concentration of Credit Risk

SGA maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGA has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022:

Furniture and fixtures	$ 247,272
Equipment	89,909
Leasehold improvements	261,469
	598,650
Less: accumulated depreciation	588,931
	$ 9,719

Depreciation amounted to $3,093 in 2022.

4. RELATED PARTY TRANSACTIONS

During 2022, SGA paid $66,744 for insurance from Armonia Insurance Co. ("Armonia'), an affiliated entity. SGA also paid $825,000 to Goldman Group for administrative services, and paid $68,136 to Aurora Capital Management LLC ("ACM") for asset management services. During 2022, SGA made a $4,718,735 capital contribution to SGC, a wholly owned subsidiary, which contribution was characterized as a distribution for FINRA purposes. As noted in footnote 1, SGA is the sole owner of SGC.

5. NET CAPITAL REQUIREMENT

SGA is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2022, SGA's net capital was $435,779 which was $335,779 in excess of its required net capital of $100,000. SGA's ratio of aggregate indebtedness to net capital was .09 to 1.

6. **COMMITMENTS AND CONTINGENCIES**

SGA has a sublease agreement with Goldman Group on a month to month basis. The current monthly payment is $23,744 plus escalations. Rent expense totaling $312,000 is charged to the financial statements for the year ended December 31, 2022.

7. **PENSION PLANS- 401(K) PLAN**

SGA provides a qualified 401(k) defined contribution plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGA's voluntary contribution will vary depending on the profitability of SGA. SGA's voluntary contributions amounted to $62,200 in 2022.

8. **SUBSEQUENT EVENTS**

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments.

SUPPLEMENTAL INFORMATION

S. GOLDMAN ADVISORS LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2022

NET CAPITAL

Total member's equity as of December 31, 2022	$	598,804

ADDITIONS

	-

DEDUCTIONS AND/OR CHARGES

Property and equipment, net	9,719
Prepaid expenses and other assets	153,306
Total Deductions and/or Charges	163,025

NET CAPITAL	$	435,779
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $100,000)	$	100,000
EXCESS NET CAPITAL	$	335,779
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$	382,669
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.88:1

There were no material differences between the audited computation of net capital included above and the corresponding schedule included in the company's unaudited December 31, 2022 Part IIA FOCUS filing.

S. GOLDMAN ADVISORS, LLC

**COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMSTION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022**

SGA claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) of the rule.

Information relating to possession or control requirements and the reserve requirements is not applicable.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of S. Goldman Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) S. Goldman Advisors, LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) S. Goldman Advisors, LLC stated that S. Goldman Advisors, LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

S. Goldman Advisors, LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because S. Goldman Advisors, LLC limits its business activities exclusively to (1) proprietary trading, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and S. Goldman Advisors, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to S. Goldman Advisors, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

S. Goldman Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about S. Goldman Advisor's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2023

12



S. GOLDMAN ADVISORS LLC
Exemption Report
Pursuant to SEC Rule 15c3-3
For the Year Ended December 31, 2022

S Goldman Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) and

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) proprietary trading, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

(3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

S. Goldman Advisors LLC

I, Sheldon Goldman, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Senior Managing Director

February 21, 2023



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member and Board of Directors of S. Goldman Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by S. Goldman Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating S. Goldman Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. S. Goldman Advisor, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on S. Goldman Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of S. Goldman Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67229 FINRA DEC
S Goldman Advisors LLC
599 Lexington Avenue, Fl. 35
New York, N.Y. 10022-6168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gerald Jaeger 212-404-5732

2. A. General Assessment (item 2e from page 2) $ 7,248

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,943)

7-18-22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,305

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,305

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $1,305

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

S Goldman Advisors LLC
(Name of Corporation, Partnership or other organization)

Gerald Jaeger
(Authorized Signature)

Dated the 15th day of February, 20 23.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,923,111

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

   Total additions 0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. 91,049

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

   _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii) _____

   Total deductions 91,049

2d. SIPC Net Operating Revenues $ 4,832,062

2e. General Assessment @ .0015 $ 7,248

   (to page 1, line 2.A.)

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